UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 12, 2005

NAVISTAR INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The company is releasing its unaudited quarterly income statements for fiscal 2004, which are attached as Exhibit 99.1 to this Report and is incorporated by reference herein. This release is intended to provide additional information that investors may find informative. The company restated its consolidated financial statements for the first three quarters of fiscal 2004 and the fiscal years ended October 31, 2003 and 2002 in its Annual Report on Form 10-K which was filed with the Commission on February 15, 2005.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

The following exhibit is deemed to be filed under the Securities Exchange Act of 1934, as amended.

(c) Exhibits

Exhibit No.	Description	Page
99.1	Fiscal 2004 Quarterly Income Statements	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
Registrant

Date: April 12, 2005

/s/Mark T. Schwetschenau
Mark T. Schwetschenau
Senior Vice President and Controller
(Principal Accounting Officer)

Exhibit 99.1

Navistar International Corporation
Statements of Income
2004 Quarterly

Consolidated Statement of Income (Unaudited)

Millions of dollars	Navistar International Corporation and Consolidated Subsidiaries			
	For the Three Months Ended			
	January 31, 2004	April 30, 2004	July 31, 2004	October 31, 2004
	As Restated	As Restated	As Restated	
Sales and revenues				
Sales of manufactured products	$ 1,886	$ 2,276	$ 2,294	$ 3,012
Finance revenue	56	71	55	63
Other income	3	6	-	2
Total sales and revenues	1,945	2,353	2,349	3,077
Costs and expenses				
Cost of products and services sold	1,653	1,976	1,953	2,577
Restructuring and other non-recurring charges	4	-	(5)	-
Postretirement benefits expense	61	58	43	43
Engineering and research expense	64	51	66	64
Selling, general and administrative expense	149	150	174	183
Interest expense	32	33	31	31
Other expense	7	8	5	2
Total costs and expenses	1,970	2,276	2,267	2,900
Income (loss) from continuing operations before income taxes	(25)	77	82	177
Income tax expense (benefit)	(11)	25	32	18
Net income (loss)	$ (14)	$ 52	$ 50	$ 159

The following additional financial information is provided based upon the continuing interest of certain shareowners and creditors to assist them in understanding our core manufacturing business.

Condensed Statement of Income (Unaudited)

Navistar International Corporation
(with financial services operations on an equity basis)

	For the Three Months Ended			
Millions of dollars	January 31, 2004	April 30, 2004	July 31, 2004	October 31, 2004
	As Restated	As Restated	As Restated	
Sales and revenues				
Sales of manufactured products	$ 1,887	$ 2,277	$ 2,292	$ 3,011
Other income	2	3	-	2
Total sales and revenues	1,889	2,280	2,292	3,013
Cost and expenses				
Cost of products sold	1,641	1,962	1,942	2,566
Restructuring and other non-recurring charges	4	-	(5)	-
Postretirement benefits expense	60	58	42	42
Engineering and research expense	65	50	66	64
Selling, general and administrative expense	134	137	161	169
Other expense	33	35	31	30
Total costs and expenses	1,937	2,242	2,237	2,871
Income (loss) from continuing operations before income taxes:				
Manufacturing operations	(48)	38	55	142
Financial services operations	23	39	27	35
Income (loss) from continuing operations before income taxes	(25)	77	82	177
Income tax expense (benefit)	(11)	25	32	18
Net income (loss)	$ (14)	$ 52	$ 50	$ 159